UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Corporate Taxpayer's ID No. 60.746.948/0001-12 - Company Registration No. 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

We invite this Company’s shareholders to meet at the Special and Annual Shareholders’ Meetings, to be held on March 10, 2020, at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, at the Salão Nobre, 5o andar of Prédio Vermelho, for discuss and resolve on the following agendas:

I.  Special Shareholders’ Meeting - 4 p.m.

Examine the Board of Directors´ proposals in order to:

1)       increase the capital stock by R$4,000,000,000.00, increasing it from R$75,100,000,000.00 to R$79,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law No.6.404/76, by issuing 806,382,972 book-entry, registered shares, with no par value, being 403,191,507 common shares and 403,191,465 preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with the consequent change of the “caput” of Article 6 of the Bylaws; and

2)       change the “caput” of Article 8 of the Bylaws, with the purpose of increase from 10 (ten) to 11 (eleven) the maximum number of Board of Directors´ positions.

II.   Annual Shareholders’ Meeting – 4:20 p. m.

1)  acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2019;

2)  resolve on Board of Directors’ proposal for the allocation of the net income of the fiscal year 2019;

3)  establish the numbers of members of the Board of Directors;

4)  elect, considering the provisions of Articles 141 and 147 of Law No. 6,404/76, and of the Instruction CVM No. 367/02, the members of the Board of Directors, being necessary, according to the Instructions CVM No. 165/91 and No. 282/98, at least, 5% (five percent) of the voting capital, in order for shareholders to request the adoption of the multiple voting process;

5)  elect, observing the provisions of Articles 161 and 162 of Law No. 6,404/76, the Fiscal Council´s members;

6)  resolve, for the 2020 fiscal year, on the overall management compensation, as well as on the amount to support the Pension Plan and the amount regarding the contributions to the INSS that are borne by the Company; and

7)  resolve, for the 2020 fiscal year, on the compensation of the effective members of the Fiscal Council, as well as on the amount corresponding to the contributions to the INSS that are borne by the Company.

___________________________________________________________________

Participation in the Meetings: pursuant to Article 126 of Law No. 6,404/76, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, the shareholder must observe that:

•         in addition to the identification document, they must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•         in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may  be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder, manager of the Company, lawyer or financial institution, it being incumbent upon the investment fund manager to represent their condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•         before being forwarded to Bradesco, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese and their translation must be registered at the Titles and Documents Registry (a certified translation is not required);

•         in order to speed up the process and facilitate the proceedings in the Shareholders’ Meetings, we request that, at the discretion of shareholders, the certificate of ownership of the shares, the power of attorney and any voting declarations be sent to the Company’s headquarters, preferably at least two (2) business days before the Shareholders’ Meetings, at Banco Bradesco S.A. – General Secretariat – Corporate Area – Núcleo Cidade de Deus – Prédio Vermelho, 4o andar - Vila Yara - Osasco, SP – Brasil - CEP 06029-900. A copy of the documentation may still be forwarded, in advance, to the email governancacorp@bradesco.com.br;

•         in the case of opting to vote remotely, you must state your intention to vote, sending the said Distance Voting Ballot: 1) to the bookkeeper of the Company's shares through all Bradesco’s Branch Network; or 2) to your custodians that provide this service in the case of holders of shares deposited in the central depository; or 3) directly to the Company. For more information, see the rules set out in CVM Instruction No. 481/09 and the procedures described in the Distance Voting Ballot made available by the Company, as well as in the said Manual for Participation in the Special and Annual Shareholders’ Meetings (Manual);

•         for investors with shares in custody in B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically, up to 72 hours before the time of the Meetings, i.e. up to March 7, 2020, at 4 p.m. (for further information, check the Manual);

•         for more fluidity of the activities, the access of shareholders to the Salão Nobre, 5o andar of Prédio Vermelho, where the Meetings will be held, will be authorized after 2 p.m., where any further enquiries related to the matters on the agenda to be deliberated can be discussed.

_____________________________________________________________________________

Documents made available to shareholders: all legal documents and further information necessary for the analysis and exercise of voting rights are available to shareholders at the Market Relations Department, in Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and on the websites of Bradesco (banco.bradesco/ri), of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Eventual clarifications may be obtained on the Investor Relations website – banco.bradesco/ri – Corporate Governance, in the Bradesco’s Branches Network or via email governancacorp@bradesco.com.br.

Osasco, SP, February 7, 2020

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.